Exhibit 4.37

Property Lease Agreement

Lessor (Party A): Shanghai Longrich Industry Co., Ltd.

Lessee (Party B): Shanghai Juhao Information Technology Co., Ltd

On the basis of voluntariness and equality, Party A and Party B have reached the following agreement on property leasing through consultation:

1.	Location, area, structure, decoration and facilities of the property: Located at 2nd Floor, 285 Jiangpu Road, Yangpu District, Shanghai, covering an area of 700 square meters.

2.	Lease purpose: For Party B’s daily office, etc.

3.	Lease term: From January 1, 2025 to December 31, 2025

4.	Rent and payment method: The rent is RMB793,800 per year, payable monthly with RMB66,150 (with tax price RMB793,800 with 5% tax, without tax price RMB756,000, tax RMB37,800).

5.	Office maintenance responsibility: Party B shall not change the structure during the lease.

6.	Agreement on sublease: During the lease term, if Party A transfers the ownership of the leased space to a third party, it is not necessary to seek the consent of the lessee, but it shall inform the lessee of the transfer of ownership. If Party B transfers the leased spaces to a third party due to work needs, it must obtain the consent of the lessor in advance.

7.	Modification and termination of contract:

If one party fails to perform the contract for more than 10 days, the other party without fault has the right to terminate the contract unilaterally.

8.	Rights and obligations of Party A and Party B:

8.1	Rights and obligations of Party A: Party A shall ensure the completion of the infrastructure and shall not sublet the house without the permission of Party B.

8.2	Rights and obligations of Party B:

i.	Party B shall pay the rent on time and have the obligation to maintain and repair the space during the lease period.

ii.	During the lease period of the space, all expenses incurred by Party B due to business operation shall be borne by Party B itself.

9.	This Agreement shall come into force from the date of signing. In case of any dispute, both parties shall settle it through negotiation. If the negotiation fails, the dispute shall be submitted to Changshu people’s court for judgment.

10.	This agreement is made in three copies.

Party A：		Party B：

Legal Person:		Legal Person：

Signed at：	Changshu, Jiangsu	Signing date:	12/31/2024